Exhibit 12.1

ViaSat, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					Nine Months Ended
(in thousands, except for ratios)	Apr. 1, 2011	Mar. 30, 2012	Mar. 29, 2013	Apr. 4, 2014	Apr. 3, 2015	Dec. 31, 2015
Computation of earnings:
Income (loss) attributable to ViaSat, Inc. before income tax expense (benefit) (1)	$36,113	$(6,155)	$(91,226)	$(35,393)	$54,190	$16,001
Fixed charges, as calculated below	32,822	35,719	48,683	47,822	49,607	41,840
Amortization of capitalized interest	55	1,768	4,937	5,460	6,352	4,914
Capitalized interest	(28,300)	(25,900)	(3,100)	(8,100)	(16,200)	(20,900)

Total earnings	$40,690	$5,432	$(40,706)	$9,789	$93,949	$41,855

Fixed charges:
Interest expense including amortization of debt discount, premium and issuance costs	3,154	8,307	43,993	37,938	31,448	19,343
Capitalized interest	28,300	25,900	3,100	8,100	16,200	20,900
Estimated interest within rental expense	1,368	1,512	1,590	1,784	1,959	1,597

Total fixed charges	$32,822	$35,719	$48,683	$47,822	$49,607	$41,840

Ratio of earnings to fixed charges(1)	1.24	—	—	—	1.89	1.00

(1)	Due to the loss attributable to ViaSat, Inc. before income tax benefit for the fiscal years ended March 30, 2012, March 29, 2013 and April 4, 2014, the ratio of earnings to fixed charges for these years was less than 1.00. Additional earnings of $30.3 million, $89.4 million and $38.0 million would have been required to achieve a ratio of 1:1 for the fiscal years ended March 30, 2012, March 29, 2013 and April 4, 2014, respectively. The fiscal year ended March 29, 2013 includes loss on extinguishment of debt of $26.5 million. The ratio of earnings to fixed charges, adjusted to exclude loss on early extinguishment of debt, was less than 1.00 for the fiscal year ended March 29, 2013, and additional earnings of $62.9 million would have been required to achieve a ratio of 1:1.